Arizona Star Responds to Pan Atlantic Bank and Trust Limited’s Petition

Vancouver, September 9, 2004 – Arizona Star Resource Corp. (AZS, TSX-V) (“the Company” or "Arizona Star") announces that it is in receipt of a Petition filed August 31, 2004, by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) regarding the Company’s grant of incentive stock options. Arizona Star says that there is no merit in the allegations contained in the Petition. It has reviewed the matter with legal counsel and will be opposing the application and filing responsive material in due course.

The Petition alleges that the grant of 825,000 incentive stock options to directors, officers, employees and consultants of the Company on May 5, 2004 was excessive and improper, and seeks the leave of the Court to commence an action in the name of the Company against its directors (other than Pan Atlantic’s nominee) and other recipients of the options. The Company’s position is that the 825,000 stock options granted to its directors, officers, employees and consultants on May 5, 2004 are within, or below the normal range of options granted by public mining exploration companies of a comparable size to Arizona Star. The Company previously retained an independent consulting company to review the option grant and will provide the results of the review to the Court. The Company expects the review to be completed in approximately one week. Arizona Star believes these incentive stock options are an important part of compensation for its directors, officers, employees and consultants, and are in the best interest of the Company and its shareholders.

On September 15, 2003, the Board of Directors of Arizona Star (including Pan Atlantic’s nominee, Mr. Henry Fenig) unanimously approved the stock option plan contemplating the issuance of up to two million shares as incentive options to be granted to Arizona Star directors, officers, employees and consultants at the discretion of the directors. On October 23, 2003, a majority of Arizona Star shareholders (62.7%), including Pan Atlantic, approved the stock option plan.

On behalf of ARIZONA STAR RESOURCE CORP.

“Roger Richer”

President and Director

For further information on Arizona Star please email investor@arizonastar.com or visit our website at www.arizonastar.com . To speak to a representative of the Company please contact:

Ian MacLean

Derek Iwanaka

Manager, Investor Relations

Investor Relations

(604) 681-8371

(604) 681-8371

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the efect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could difer materially from those currently anticipated in such statements.